Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Francis M. Colalucci
SVP & Chief Financial Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY 10271

Re: **Tower Group, Inc.**
 Item 4.01 Form 8-K filed December 3, 2009
 File No. 000-50990

Dear Mr. Colalucci:

 We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Your disclosure states that "JLCO will be dismissed as the Company's independent registered public accounting firm effective following the completion by JLCO of its report on the consolidated financial statements of the Company as of December 31, 2009 and for the fiscal year then ended". Please confirm that you will amend this filing once JLCO is in fact dismissed to update the disclosures for the actual dismissal date.

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 As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Singh Parikh
Staff Accountant